Exhibit 99.14

UNITED UTILITIES PLC ANNUAL GENERAL MEETING 2005

Addressing shareholders at the company’s annual general meeting at the Bridgewater Hall, Manchester, on 29 July 2005, the Chairman of United Utilities, Sir Richard Evans, commented on the group’s performance for the year ended 31 March 2005.

“I’m pleased to report another year of good progress, underpinned by the consistent strategy that the group has pursued for the last five years. Our support services businesses delivered substantial growth, particularly in the utility and public sectors, and secured new contracts worth around £3.3 billion.

“In line with our target of maintaining dividends in real terms during the last regulatory period, the board is proposing to increase the final dividend, by 2.5 per cent.”

Commenting on current trading and the progress of the business, John Roberts said:

“Current trading across the group is in line with our expectations. Having accepted the regulatory price determinations in December 2004, our licensed multi-utility operations will benefit this year from allowed price increases, including inflation, of 8.4 per cent in our water business and 11.5 per cent in our electricity business.

“With plans in place to meet our operating and capital efficiency targets, our regulated businesses have started their new five-year regulatory contracts in good shape.

“The group successfully completed the second stage of the rights issue in June 2005 and raised a further £508 million to help fund the capital investment requirements of our regulated businesses. Qualifying shareholders took up 98.4 per cent of their entitlement by 29 June 2005 and the balance was sold in the market early the following day.

“The success of our support services businesses in securing new contracts in the latter part of 2004/05 means that we are now heavily engaged in mobilising operations on these contracts.

“In United Utilities Contract Solutions, the new contracts with Southern Water and Northern Gas Networks were mobilised successfully in the first quarter, and in Vertex a good start has been made on the £427 million contract with Thurrock Council to provide business process outsourcing services to help the council serve its citizens. This last contract is being managed in partnership with United Utilities Contract Solutions which enables a wide scope of services to be offered. The customer contact centre went live in June and the transformational programme is making good progress with around half the services having so far migrated across. As anticipated, start-up costs will mean that first year contributions from these contracts will be modest.

“Vertex recently formed an alliance with IBM to provide business transformation services to the North American energy and utility market. The first deal was to team with IBM as part of its $1.6 billion contract with US multi-state energy company NiSource. This is an important development for Vertex. The scope of the services the alliance can provide is very broad and this should help Vertex transfer its core customer management skills into a market which presents significant opportunities.

“The integration of Marlborough Stirling is well underway. As expected, performance in the first half year will inevitably reflect the weak trading position on acquisition, but we have already established a new management structure and identified immediate opportunities to achieve synergies of around £6m on an annual basis. The combination of Vertex and Marlborough Stirling should provide the financial services market with an attractive outsourcing proposition.

“Trading conditions in the telecoms sector have weakened in the first quarter and Your Communications’ underlying revenue growth has slowed, reflecting these conditions. However, our sales mix has shifted further away from low-margin premium rate service activity towards higher margin business customer activity. The business continues to target operating profitability for the year as a whole.

“Based on the predictable, index-linked income streams inherent in the five-year regulatory contracts we accepted in December 2004 and our confidence in the group’s strategy, our target is to increase dividends in line with inflation over the next five years. This is dependent on the group meeting its regulated cost savings targets and our non-regulated businesses continuing to perform at least in line with current levels.”

-o0o-

For further information, contact:

John Roberts, Chief Executive	+44 (0)1925 237000
Simon Batey, Finance Director	+44 (0)1925 237000

Evelyn Brodie, Corporate and Financial Communications	+44 (0)20 7307 0309